

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

<u>Via E-mail</u>
Sean Clarke
President
Smoofi, Inc.
1031 Calle Recodo
Suite B
San Clemente, CA 92673

>   **Re: Smoofi, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 7, 2014**
>   **File No. 333-193220**

Dear Mr. Clarke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Cover Page

3. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- Has not received enough proceeds from the offering to begin operations; and
- Has no market for its shares.

4. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

5. We believe that you currently do not have more than nominal operations or assets and are a shell company as defined in Rule 12b-2 of the Securities Exchange Act. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 5

6. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan. For example, we note your disclosure on page 10 that believe that it will take $100,000 to develop your current business plan and that as of December 31, 2013, you had a $212,570 cash balance, but you disclose that "you have no current sources of funds to undertake your business plan…" Please explain why your current cash on hand is insufficient to execute on your business plan.

7. Please summarize how you intend to generate revenue from your operations.

8. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the estimated cost for this offering exceeds $55,000.

9. We note your statement on page 7 that you "plan to find a market maker" to facilitate your quotation on the OTCBB. However, on page 15, you state that a market maker has agreed to file an application to FINRA on your behalf. Please reconcile.

Risk Factors, page 6

10. We note that your sole officer and director has no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

11. Please provide risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission.

12. Overall, please revise this section to eliminate generic risks and risks that do reflect that you are a development stage business. For example, the risk factor "Fluctuations in our financial results may make quarterly comparisons and financial forecasting difficult." However, we note that your operations have not generated any revenue to date. Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your current operations or accurately reflect your state of development.

All of our presently issued and outstanding common shares…, page 18

13. As discussed above, please revise this risk factor to account for the implications of being designated a shell company.

Market for Securities, page 24

14. We note your statement that you are not classified as a "shell company." As stated above, we believe you currently do not have more than nominal operations or assets and are a shell company as defined in Rule 12b-2 of the Securities Exchange Act.

Business, page 34

Smoofi Revenue Model, page 37

15. We note your disclosure that you intend to charge a $1 fee per closed listing. However, on page 28, you disclose that you will receive a $1 to 10 fee for each transaction from the service requestor "based on the amount of the service." Please clarify how your per transaction fee will be calculated.

Where You Can Find More Information, page 54

16. Please advise us whether you will register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants and you may not have an ongoing periodic reporting obligation.

Exhibits

<u>5.1</u>

    17. We note that in rendering its legal opinion, your counsel assumed, without investigation, "the due authorization" of the documents examined in connection with rendering the opinion. We believe that "due authorization" is one of the material facts underlying the opinion and assumptions that are overly broad are inappropriate. Please ask your counsel to explain and support supplementally the assumption referenced above or delete it from its opinion everywhere that it appears. For guidance, please refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Sean Clarke
Smoofi, Inc.
January 31, 2014
Page 6

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric Stoppenhagen